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                                                Filed by Alteon WebSystems, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

         Subject Company: Alteon WebSystems, Inc.--Commission File No: 000-27247



 Information Distributed by Alteon WebSystems, Inc. to Its Employees Regarding
             the Expected Merger with Nortel Networks Corporation
                                August 18, 2000

                                O U T F R O N T
                                          www.forbes.com



                                    [PHOTO]

First caption: Lighting Up Nortel/Nortel's $100 billion talks with Corning fell through. No problem. There are plenty of other deals where that came from.

Second caption: "Cisco has a bigger market cap, Lucent has more sales ... If we rise above them, we will invent a leader to fight against."

Third caption: John Roth, Clarence Chandran: If you want to build the network, then you better shop around.

BY QUENTIN HARDY

JOHN ROTH'S OFFICE PC DISplays a live feed calculating Nortel Networks' up-to-the-minute market capitalization. "We're up to $240 billion," the chief of the come-from-behind Canadian telecom firm says with a grin. "Maybe I'll go buy something."

     Maybe something big. Not content with $11 billion in acquisitions so far this year, Roth just struck a new deal to acquire Alteon WebSystems for $7.8 billion. He says he will spend 10% of Nortel's market cap--every year--to buy the new technology he wants. That's um, another $24 billion next year, right? "Maybe," Roth says, then hints it could go even higher. "Our market cap's been going up."

     Indeed it has. Nortel's value is up sixfold since Roth took over in 1997, largely on its strength in optical networking. He vows to keep it that way. Nortel stock has gone from $20 to $80 in just the past year, jumping in late July on leaks that it might sell its optics business to Corning for a staggering 12-figure sum; $100 billion.

     Sell off the company's sizzle? Not exactly--Nortel was looking at shedding the low-margin bottom of its optical-components business, saving the jazziest lines for itself.

     The Corning talks faltered, but the morning after that news broke, Roth unveiled his plan to buy Alteon, which makes Web switches and other Internet trafficking hardware. It is an uncharacteristically high-profile pose for Nortel, which doesn't get the ink and Web hype that Cisco gets, or have the beloved following Lucent had before it tumbled.

     Roth likes it that way. He poses Nortel as a digital David struggling against corporate Goliaths. Tell him Nortel leads in optics, and Roth insists, "Cisco has a bigger market cap, Lucent has more in sales, Ericsson is ahead of us in wireless."

     Then he adds: "If we rise above them, we will invent a [market] leader to fight against."

     Besides acquisitions, he will triple Nortel's e-business sales force to 3,000 in the next year to attack Cisco's turf: the world's largest 2,000 companies. For two decades Nortel focused mainly on carriers. Now it also woos corporate customers as businesses set up their own high-speed networks.

52   F O R B E S . August 21, 2000

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     Roth also wants Nortel in the undersea-fiber business in a big way, possibly creating new service providers. In that pursuit a joint venture could emerge with Tyco's new undersea-cable vehicle, TyCom, Ltd., which raised $2 billion in an initial public offering in late July.

     Nortel's also will spend heavily on Internet applications software to be sold with Nortel boxes for data centers. And it is pushing into high-speed wireless and new products to extend optics to metropolitan networks and right on down to office buildings.

     Roth, 57, is an engineer who owns four high-performance cars because he is addicted to mph numbers. Nortel is all about speed, too, measured in gigabits per second, a.k.a. bandwidth. Get this: Sixty percent of Nortel's $7.8 billion in second-quarter sales came from products less than 18 months old. That means always looking for the next thing--and for ways to top its more glamorous rivals.

     Nortel sales force dreams of "marginalizing" Cisco. How could they possibly? With new chip-based software, Nortel enables a cheaper semiconductor device to perform the function of a small Internet router, supplanting costly hardware of the sort Cisco sells. Roth's wireless Web plan, dubbed "Wings of Light," takes aim at Ericsson and Nokia, since most of the early sales are in Europe. Eventually the technology will hit the U.S., and the gunsights will shift to Lucent and Motorola.

     Those coming moves won't be the slam dunk that optical was, since now the competition sees Nortel coming. Already, Cisco Chief John Chambers has told his troops that Nortel is the real competitor they must target.

     Nortel's new forays into corporate sales and wireless-Net gear are led by Clarence Chandran, chief operating officer. He could succeed Roth as early as next year. Chandran, 51, is not the technician Roth is, but he is every bit the salesman. And tough: The son of a military officer, Chandran received multiple stab wounds fighting off burglars on a business trip to Singapore in 1997.

--------------------------------------------------------------------------------
By the Numbers
Growing Plan
The boom in optical gear has given Nortel spectacular growth that comes from focusing on new technology.
--------------------------------------------------------------------------------
$190 billion Increase in Nortel's market cap since John Roth became chief executive in October 1997.
--------------------------------------------------------------------------------
60% Amount of Nortel's sales from products less than 18 months old.
--------------------------------------------------------------------------------
$19 billion New or completed acquisitions so far in 2000.
--------------------------------------------------------------------------------
Source: Nortel

     These days he feels the urgency. "Our product-development cycle has gone from 240 weeks to 24 weeks, and we can lay out a national network in 6 to 8 weeks," Chandran says. "We have to get even more Web-like--faster, resilient."

     The same sense of urgency was behind the talks with Corning. Roth frets that the recent buying binge in optics, including JDS Uniphase's pending purchase of little-known SDL for $41 billion, is thinning the ranks of Nortel's suppliers. Word of the Corning talks broke just as Roth set a $1.9 billion expansion of Nortel's own components production. Either way, Roth was saying, Nortel will not be constrained.

     He sees fibermakers as stuck in the old, slow-moving telecom world. Yet Nortel and Lucent are close to optical advances that will require better fiber than ever before. Their prototypes could boost the number of channels a single fiber can carry from 160 to up to 1,000. On each channel data could race at 80 gigabits per second, but to get where they are going, the data must travel on purer glass.

     The Nortel duo relies on a "disruptive technologies" team to figure out where the next scientific surprise will come from. The group identified Qtera, a shop that can send an optical signal 2,000 miles without amplification--40 times the distance Nortel could muster. Nortel bought Qtera for $3 billion eight months ago and deployed the design in a recent sale to Qwest Communications. It will take center stage in Nortel's new undersea-fiber business.

     The disruption goes on. Some small outfit may blindside Nortel with newer, faster designs or steal some of its best minds with a pile of pre-IPO options. Nortel already hires 10% of Canada's engineering grads and seeds money at Canadian universities to nurture more optical engineers. Still, Chandran frets, "Everyone is coming after us. We have to take winning the war on talent to the next level."

     Roth's briefcase holds a list of 519 Nortel executives, ranking top performers and isolating slackers (73 of whom left last year, Roth boasts). He is paying bonuses, sometimes equal to an annual salary, twice a year. In the face of this much upheaval, only one thing could be riskier: standing still.

                                               F O R B E S . August 21, 2000  53
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Caution Concerning Forward-Looking Statements

This filing contains certain statements that are based on Alteon's present expectations of future events. These statements are "forward-looking statements" within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by present expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks relating to: the consummation of the contemplated merger involving Alteon and Nortel Networks, such as the risk that the companies may not obtain the required regulatory clearances or stockholder approval in a timely manner or at all; the timing and successful completion of technology and product development efforts; integration of the technologies and businesses of Alteon and Nortel Networks; and changing relationships with customers, suppliers and strategic partners.

These and other risks associated with the businesses of Alteon and Nortel Networks that may affect their operating results are described in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by Alteon and Nortel Networks with the Securities and Exchange Commission.

Additional Information About the Merger

Alteon expects to mail to its stockholders a proxy statement/prospectus containing information about Alteon, Nortel Networks and the Merger. In connection with the Merger, Nortel Networks plans to file a registration statement on SEC Form S-4. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus carefully when they become available.

Alteon will be, and certain other persons may be, soliciting proxies from Alteon's stockholders in favor of the adoption of the merger agreement. The directors and executive officers of Alteon and the directors and executive officers of Nortel Networks may be deemed to be participants in Alteon's solicitation of proxies. Information regarding the participants in the solicitation and a description of certain interests the directors and executive officers of Alteon have in the Merger is contained in the document filed with the SEC by Alteon pursuant to Rule 425 on July 28, 2000.
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How to Obtain Documents from the Securities and Exchange Commission

In addition to the registration statement and the proxy statement/prospectus, Alteon and Nortel Networks file annual, quarterly and other periodic reports, proxy statements and other information with the SEC. You may obtain free copies of these documents, as they are filed, through the website maintained by the SEC at http://www.sec.gov.

You may read and copy any reports, statements or other information filed by Alteon or Nortel Networks with the SEC at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Alteon's and Nortel Networks' filings with the SEC are also available through commercial document-retrieval services.

How to Obtain Documents from Alteon

Free copies of the proxy statement/prospectus and other documents, when they become available, may also be obtained from Alteon by directing a request through the Investors Relations portion of Alteon's website at http://www.alteonwebsystems.com or by mail to Alteon WebSystems, Inc., 50 Great Oaks Blvd., San Jose, CA 94119, attention: Investor Relations, telephone: (408) 360-5500.

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